Exhibit G

Proposed Form Of Notice

SECURITIES AND EXCHANGE COMMISSION

(Release No. 35-            )

Filings under the Public Utility Holding Company Act of 1935, as amended (“Act”)

                , 2005

Notice is hereby given that the following filing(s) has/have been made with the Commission pursuant to provisions of the Act and rules promulgated thereunder. All interested persons are referred to the application(s) and/or declaration(s) for complete statements of the proposed transaction(s) summarized below. The application(s) and/or declaration(s) and any amendments thereto is/are available for public inspection through the Commission’s Office of Public Reference. Interested persons wishing to comment or request a hearing on the application(s) and/or declaration(s) should submit their views in writing by             , 2005 to the Secretary, Securities and Exchange Commission, 450 5th Street, N.W., Washington, D.C. 20549, and serve a copy on the relevant applicant(s) and/or declarant(s) at the address(es) as specified below. Proof of service (by affidavit or, in case of an attorney at law, by certificate) should be filed with the request. Any request for hearing shall identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in the matter. After             , 2004, the application(s) and/or declaration(s), as filed or as amended, may be granted and/or permitted to become effective.

ScottishPower plc, et. al. (70-            )

ScottishPower plc (“ScottishPower”) located at 1 Atlantic Quay, Glasgow G2 8SP Scotland UK, a holding company registered under the Public Utility Holding Act of 1935 (“Act”) has filed a declaration under Sections 12(e) of the Act and Rules 62-65 (“Declaration”).

ScottishPower, organized in Scotland and the ultimate holding company of the ScottishPower System, was formed following the reorganization of ScottishPower UK plc to facilitate ScottishPower’s November 29, 1999, merger with PacifiCorp, an Oregon corporation and a public utility company as defined under Section 2(a)(5) of the Act. As a result thereof, ScottishPower and the Intermediate Companies in the corporate structure between ScottishPower and PacifiCorp are registered holding companies that directly and indirectly hold 100% of the common equity of PacifiCorp. By the Declaration, ScottishPower seeks approval to solicit proxies from its Shareholders at its Extraordinary General Meeting to be held on July 22, 2005, to approve the following transaction. By subsequent declaration, ScottishPower will seek approval pursuant to Section 12(d) of the Act and Rules 44 and 54 thereunder for ScottishPower and the Intermediate Holding Companies to sell 100% of the issued and outstanding common stock (312,176,089 shares) of PacifiCorp to a non-affiliated, third-party, MidAmerican Energy Holdings Company (“Transaction”) and, upon completion of the Transaction, an order de-registering ScottishPower and the Intermediate Holding Companies under Section 5(d) of the Act.

For the Commission by the Division of Investment Management, pursuant to delegated authority.

Jonathan G. Katz Secretary